CUSIP No. 629579103	SCHEDULE 13D/A	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 27)

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579103

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579103	SCHEDULE 13D/A	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,949
	8	SHARED VOTING POWER 380,833
	9	SOLE DISPOSITIVE POWER 304,949
	10	SHARED DISPOSITIVE POWER 380,833

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.71%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,487
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 685,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.71%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,094
	8	SHARED VOTING POWER 140,974
	9	SOLE DISPOSITIVE POWER 68,094
	10	SHARED DISPOSITIVE POWER 479,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,574
	8	SHARED VOTING POWER 14,569
	9	SOLE DISPOSITIVE POWER 74,574
	10	SHARED DISPOSITIVE POWER 352,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,337
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 16,337
	10	SHARED DISPOSITIVE POWER 340,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.61%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,974
	8	SHARED VOTING POWER 68,094
	9	SOLE DISPOSITIVE POWER 140,974
	10	SHARED DISPOSITIVE POWER 406,389

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.14%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,569
	8	SHARED VOTING POWER 74,574
	9	SOLE DISPOSITIVE POWER 14,569
	10	SHARED DISPOSITIVE POWER 412,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 9 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 17,545
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 355,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.61%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579103	SCHEDULE 13D/A	Page 10 of 14

        Schedule 13D/A

This Amendment No. 27 to Schedule 13D (this “Amendment No. 27”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”), as amended on February 14, 2011 (the “Amendment No. 18”), as amended on February 14, 2012 (the “Amendment No. 19”), as amended on February 14, 2013 (the “Amendment No. 20”), as amended on February 14, 2014 (the “Amendment No. 21”), as amended on February 13, 2015 (the “Amendment No. 22”), as amended on February 12, 2016 (the “Amendment No. 23”), as amended on February 14, 2017 (the “Amendment No. 24”), as amended on February 13, 2018 (the “Amendment No. 25”) and as amended on February 13, 2019 (the “Amendment No. 26 ”) (collectively, the “Filings”). This Amendment No. 27 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading James T. Rankin are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at NAI Brannen Goddard as Senior Vice President.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 103 Marion Avenue, Lake Forest, Illinois 60045. He is employed in IP Licensing at MG Technologies.

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s address is 225 West 12th Street, Apt. 4J New York, New York 10011. He is a Director at Altamar Capital Partners.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:

Pursuant to the Act and the regulations thereunder, the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 6.27% of the outstanding Class A Common as of December 31, 2019.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 9,600 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 18,625 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) has the sole power to vote

CUSIP No. 629579103	SCHEDULE 13D/A	Page 11 of 14

and dispose of 255,853 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (e) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (f) has the sole power to vote and dispose of 34,936 shares of Class A Common under the Victoire Rankin Trust, with himself as trustee and for the benefit of his spouse; and (g) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 14,313 shares of Class A Common held in trust for the benefit of that brother. Collectively, the 685,782 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.71% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Alfred M. Rankin, Jr., as trustee) the power to vote and dispose of 34,936 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, for her benefit; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 9,600 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 18,625 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (e) is deemed to share with her spouse the power to vote and dispose of 255,853 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (f) is deemed to share with her spouse the power to vote and dispose of an additional 14,160 shares of Class A Common held by her spouse in an individual retirement account; and (g) is deemed to share with her spouse the power to vote and dispose of 14,313 shares of Class A Common held in a trust for the benefit of his brother (Bruce T. Rankin) because her spouse is trustee of such trust. Collectively, the 685,782 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 12.71% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading Helen Rankin Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen Rankin Butler. Ms. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 132,964 shares of Class A Common held by Mr. Butler, including (i) 130,164 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler and (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account; (c) is deemed to share with her spouse (John C. Butler, Jr., as trustee) the power to vote and dispose of (i) 4,083 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) and (ii) 3,927 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler); and (d) has sole power to vote and dispose of 68,094 shares of Class A Common. Collectively, the 547,363 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 10.14% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 68,094 shares of Class A Common held by trusts created for her benefit and for which she is the trustee; (c) as trustee, has sole power to vote and dispose of 3,927 shares of Class A Common held in a trust for the benefit of her minor daughter (Margo J.V. Williams); (d) as trustee, has sole power to vote and dispose of 2,553 shares of Class A Common held in a trust for the benefit of her minor daughter (Helen C. Williams); and (e) is deemed to share the power to vote and dispose of 14,569 shares of Class A Common owned by her spouse (David B. Williams). Collectively, the 427,438 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 7.92% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading Matthew M. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 16,337 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 722 shares of Class A Common owned by his spouse; (d) as a co-trustee, Mr. Rankin shares with his brother

CUSIP No. 629579103	SCHEDULE 13D/A	Page 12 of 14

(James T. Rankin) the power to vote and dispose of 645 shares of Class A Common held in a trust for the benefit of his daughter (Mary M. Rankin); and (e) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of his son (William A. Rankin). Collectively, the 356,562 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.61% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading John C. Butler, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 132,964 shares of Class A Common held by Mr. Butler, including (i) 130,164 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, and (ii) 2,800 shares of Class A Common held in his individual retirement account; (c) as trustee, has sole power to vote and dispose of 4,083 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler); (d) as trustee, has sole power to vote and dispose of 3,927 shares of Class A Common held in a trust for the benefit of his minor son (Griffin B. Butler); and (e) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 68,094 shares of Class A Common beneficially owned by his spouse. Collectively, the 547,363 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 10.14% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading David B. Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 14,569 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara T. Rankin Williams) the power to vote and dispose of 68,094 shares of Class A Common beneficially owned by his spouse; (d) is deemed to share with his spouse (Clara T. Rankin Williams) the power to vote and dispose of 3,927 shares of Class A Common owned by a trust created for the benefit of his minor daughter (Margo J. V. Williams) because his spouse is trustee of such trust; and (e) is deemed to share with his spouse (Clara T. Rankin Williams) the power to vote and dispose of 2,553 shares of Class A Common owned by a trust created for the benefit of his minor daughter (Helen C. Williams) because his spouse is trustee of such trust. Collectively, the 427,438 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 7.92% of the Class A Common outstanding as of December 31, 2019.

The statements under the heading Elizabeth B. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Mrs. Rankin (a) has sole power to vote and dispose of 722 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 15,837 shares of Class A Common held in a trust for the benefit of her spouse, for which her spouse is a co-trustee; (d) is deemed to share with her spouse the power to vote and dispose of 500 shares of Class A Common owned by her spouse; (e) is deemed to share with her spouse the power to vote and dispose of 645 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her daughter (Mary M. Rankin); and (f) is deemed to share with her spouse the power to vote and dispose of 563 shares of Class A Common held by her spouse as a co-trustee of a trust for the benefit of her son (William A. Rankin). Collectively, the 356,562 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 6.61% of the Class A Common outstanding as of December 31, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective February 14, 2019, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 22 and is incorporated herein in its entirety.

CUSIP No. 629579103	SCHEDULE 13D/A	Page 13 of 14

Item 7.	Material to be Filed as Exhibits.

Exhibit 22	Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 14, 2019, among the Depositary, NACCO Industries, Inc., the new Participating Stockholder and the Participating Stockholders under the Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, as amended, by and among the Depository, the Corporation and the Participating Stockholders. (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K, filed by the Company on March 6, 2019, Commission File Number 001-09172).

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

CUSIP No. 629579103	SCHEDULE 13D/A	Page 14 of 14

        SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*

The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.